Exhibit 99.2

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Annual Meeting of Shareholders

November 29, 2023

10:00 AM, Beijing Time

(November 28, 2023, 9:00 PM, Eastern Time)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

OF NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

The undersigned shareholder(s) of Nisun International Enterprise Development Group Co., Ltd (the “Company”), hereby appoint(s) Xiaoyun Huang, Changjuan Liang or _____ as proxy, each with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual meeting of shareholders of the Company to be held on November 29, 2023, at 10:00 AM, Beijing Time (November 28, 2023, at 9:00 PM, Eastern Time), at our offices at C9, 21F, 55 Loushanguan Rd, Changning District, Shanghai, 200336, China and to vote all common shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” THE ELECTION OF ALL NOMINEES UNDER PROPOSAL NO. 1, “FOR” PROPOSALS NO. 2 AND NO. 3 IN THE DISCRETION OF THE PROXY WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Continued and to be signed on reverse side

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

VOTE BY INTERNET

http://www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 6:00 AM, Beijing Time, on November 29, 2023 (5:00 PM, Eastern Time, on November 28, 2023).

VOTE By Email / ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

Please email at: akotlova@bizsolaconsulting.com.

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ___________________________________ ☐

VOTE BY FAX

Please fax your proxy card to 1.727.269.5616.

VOTE BY MAIL: Please sign, date and mail to

Anna Kotlova

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 2 and 3.

		FOR	AGAINST	ABSTAIN
1.	Ordinary Resolution THAT the following individuals be elected as Class I members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2026 or until their successors are duly elected and qualified:

	Jinbao Li (Class I)	☐	☐	☐
	Jing Li (Class I)	☐	☐	☐

2.	Ordinary Resolution THAT Yu Certified Public Accountant PC be ratified as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.	☐	☐	☐

3.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)